================================================================================
SEC        Potential persons who are to respond to the collection of information
1746 (2-   contained in this form are not required to respond unless the form
98)        displays a currently valid OMB control number.
================================================================================

                                                    ----------------------------
                 UNITED STATES                              OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION            ----------------------------
            Washington, D.C. 20549                      OMB Number: 3235-0145
                                                    ----------------------------
                 SCHEDULE 13D                         Expires: October 31, 2002
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per response. . . 14.9
                                                    ----------------------------

                    Under the Securities Exchange Act of 1934
                                (Amendment No.         )*
                                               --------

                                  Dynacare Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26792020-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Bradford T. Smith
                            Executive Vice President,
                        Chief Legal Counsel and Secretary
                   Laboratory Corporation of America Holdings
                              358 South Main Street
                        Burlington, North Carolina 27215
                                 (336) 229-1127
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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                                                                     Page 2 of 8

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               1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only).

                    Laboratory Corporation of America Holdings

                    13-3757370
--------------------------------------------------------------------------------
               2.   Check the Appropriate Box if a Member of a Group (See
                    Instructions)
--------------------------------------------------------------------------------
                    (a)  .......................................................
--------------------------------------------------------------------------------
                    (b)  X......................................................
--------------------------------------------------------------------------------
               3.   SEC Use Only ...............................................
--------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions) OO ......................
--------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e) .............................
--------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization State of Delaware......
                    ............................................................
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power -0- ......................................
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power 10,495,192 .............................
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power -0- .................................
Reporting      -----------------------------------------------------------------
Person         10.  Shared Dispositive Power -0- ...............................
With
--------------------------------------------------------------------------------
               11.  Aggregate Amount Beneficially Owned by Each Reporting
                    Person .....................................................
--------------------------------------------------------------------------------
               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) ..................................
--------------------------------------------------------------------------------
               13.  Percent of Class Represented by Row (11)....................
--------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)
                    CO..........................................................
                    ............................................................
                    ............................................................
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This Schedule 13D relates to the shares of common stock (the "Common Stock") of Dynacare Inc., an Ontario corporation ("Dynacare"). The principal executive offices of Dynacare are located at 14900 Landmark Boulevard, Dallas, Texas 75254.

Item 2.   Identity and Background

     (a)  Name, place of organization, principal business:

          This Schedule 13D is filed by Laboratory Corporation of America Holdings, a corporation organized under the laws of the State of Delaware ("LabCorp"). LabCorp is the second largest independent clinical laboratory company in the United States, based on 2001 net revenues. Through a national network of laboratories, LabCorp offers more than 4,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. LabCorp has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as HIV genotyping and phenotyping, diagnostic genetics, clinical research trials and oncology testing.

     (b)  Address of principal business and principal office:

          The address of the principal business and principal executive office of LabCorp is 358 South Main Street, Burlington, North Carolina 27215.

     (c)  Information provided pursuant to Instruction C:

          For information with respect to the identity and background of each director and executive officer of LabCorp, see Schedule I attached hereto.

     (d)  No criminal convictions:

          During the past five years, neither LabCorp nor, to LabCorp's knowledge, any person identified in Schedule I to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  No civil proceedings:

          During the past five years, neither LabCorp nor, to LabCorp's knowledge, any person identified in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          To the best of LabCorp's knowledge, all persons identified in the attached Schedule I are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          LabCorp agreed to acquire Dynacare (the "Acquisition") pursuant to the Pre-Merger Agreement dated as of May 8, 2002 (the "Pre-Merger Agreement"), by and among LabCorp, Dynacare and a wholly-owned subsidiary of LabCorp, and subject to the conditions set forth therein. As an inducement for LabCorp to enter into the Pre-Merger Agreement and in consideration thereof, certain executive officers, directors and stockholders of Dynacare named on Schedule II (collectively, the "Stockholders") entered in a Stockholder Agreement (collectively, the "Stockholder Agreements") with LabCorp. Pursuant to the Stockholder Agreements, each Stockholder has agreed to vote the Dynacare Common Stock it owns in favor of the Acquisition and against competing proposals, and to grant LabCorp, upon request, a proxy with respect to its Dynacare Common Stock. Pursuant to the Stockholder Agreements, each Stockholder has also granted LabCorp an option to purchase its shares of Dynacare Common Stock for a purchase price per share equal to the merger consideration per share of Dynacare Common Stock. The Stockholder Agreements cover an aggregate of 10,495,192 shares of Dynacare Common Stock owned by the Stockholders. In addition, the Stockholder Agreements cover any additional shares acquired upon exercise of options held by such Stockholders. A form of the Stockholder Agreement is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 4.   Purpose of Transaction

          On May 8, 2002, LabCorp, Dynacare and a wholly-owned indirect subsidiary of LabCorp entered into the Pre-Merger Agreement. Following the Acquisition, Dynacare will be amalgamated with and into the wholly-owned subsidiary of LabCorp as a result of which holders of Dynacare Common Stock will receive 0.1164 shares of LabCorp's common stock and $11.50 in cash for each share of Dynacare Common Stock outstanding at the time of the Acquisition. The Acquisition which is expected to close in the second or third calendar quarter of 2002, is contingent on the fulfillment of certain conditions in the Pre-Merger Agreement including, but not limited to, all required regulatory approvals, and the approval of the Acquisition by the securityholders of Dynacare. The Stockholder Agreements are intended to enhance the likelihood of timely approval of the Acquisition by Dynacare's securityholders.

Item 5.    Interest in Securities of the Issuer

     (a)-(b)As of May 8, 2002, the shares subject to the Stockholder Agreements consisted of 10,495,192 shares of Dynacare Common Stock, representing approximately 48.2% of the total number of issued and outstanding shares of Dynacare Common Stock on May 8, 2002. The 10,495,192 total includes options to purchase 1,246,859 shares of Dynacare Common Stock that are exercisable within sixty days from the date hereof. The 10,495,192 total excludes 105,000 shares subject to options held as of the date of the Stockholders Agreements that are not exercisable within sixty days of the date hereof. The percentage of 48.2% is calculated based on 19,326,946 shares of Dynacare Common Stock outstanding as of May 8, 2002, plus 2,343,756 shares subject to exercisable options.

          By virtue of the Stockholder Agreements entered into with each person identified on Schedule II, LabCorp may be deemed to have the right to acquire voting and dispositive power over the shares subject thereto because the Stockholder Agreements grant LabCorp the right to (i) require that the Stockholder give a proxy to LabCorp upon request to vote those shares in favor of the Acquisition and (ii) acquire those shares; however, LabCorp is not entitled to any other rights as a stockholder of Dynacare with respect to the shares of Dynacare Common Stock covered by the Stockholder Agreements. LabCorp disclaims membership in any group consisting of one or more persons listed on
          Schedule II and disclaims beneficial ownership of any shares beneficially owned by any such persons. The filing of this Schedule 13D shall not be deemed as an admission that LabCorp is the beneficial owner of any shares owned by any persons listed on Schedule II or a member of any group consisting of such persons.

     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Dynacare Common Stock effected by LabCorp or, to the best of LabCorp's knowledge, any person identified in Schedule I of this Schedule 13D, during the last sixty days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as described in this Schedule 13D and to the best of LabCorp's knowledge, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Dynacare.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1 Form of Stockholder Agreement between LabCorp and the other
             Stockholders identified in Schedule II hereto.

Exhibit 99.2 Form of Stockholder Agreement between GTCR and LabCorp.

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                                                                     Page 6 of 8

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   May 10, 2002
================================================================================
Date

   /s/ Bradford T. Smith
================================================================================
Signature

   Bradford T. Smith     Executive Vice President
================================================================================
Name/Title

                                   Schedule I

                  Executive Officers and Directors of LabCorp*

Name:                         Principal Occupation or Employment:
-----                         -----------------------------------
Thomas P. Mac Mahon           Chairman of the Board, President, and Chief Executive
                              Officer
Wesley R. Elingburg           Executive Vice President, Chief Financial Officer, and
                              Treasurer
Myla P. Lai-Goldman, M.D.     Executive Vice President, Chief Scientific Officer, and
                              Medical Director
Richard L. Novak              Executive Vice President, and Chief Operating Officer
Bradford T. Smith             Executive Vice President of Public Affairs, Human
                              Resources, Law and Compliance, and Secretary
Stevan R. Stark               Executive Vice President of Sales and Marketing
Jean-Luc Belingard            Director
Wendy E. Lane                 Director
Robert E. Mittelstaedt, Jr.   Director
James B. Powell, M.D.         Director
David B. Skinner, M.D.        Director
Andrew G. Wallace, M.D.       Director

*Business address for each individual: c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

                                   Schedule II

-----------------------------------------------------------------------------------------------
                                              Number of Shares of     Number of Options to
                                              Dynacare Common Stock   Purchase Dynacare Common
Name                                          Beneficially Owned*     Stock Beneficially Owned*
-----------------------------------------------------------------------------------------------
Golder, Thoma, Cressey, Rauner Fund V, L.P.        4,590,190
-----------------------------------------------------------------------------------------------
GTCR Associates V, L.P.                                8,020
-----------------------------------------------------------------------------------------------
Albert Latner                                        366,694                  207,810
-----------------------------------------------------------------------------------------------
EPLCO Holdings Ltd.                                  344,802
-----------------------------------------------------------------------------------------------
857501 Ontario Limited                               115,459
-----------------------------------------------------------------------------------------------
SDLCO Holdings Ltd.                                  949,207
-----------------------------------------------------------------------------------------------
MELCO Holdings Corp.                                 958,566
-----------------------------------------------------------------------------------------------
EPLCO Realty Group Ltd.                              192,164
-----------------------------------------------------------------------------------------------
JILCO Holdings Ltd.                                   68,631
-----------------------------------------------------------------------------------------------
Joshua Latner                                        477,132
-----------------------------------------------------------------------------------------------
Arfall Holdings Sprl.                                 82,443
-----------------------------------------------------------------------------------------------
Asteroid Holdings Sprl.                               71,702
-----------------------------------------------------------------------------------------------
Ditlent Holdings Sprl.                               300,767
-----------------------------------------------------------------------------------------------
Mooster Holdings Sprl.                               303,911
-----------------------------------------------------------------------------------------------
Kakao Holdings Sprl.                                 406,146
-----------------------------------------------------------------------------------------------
Harvey Shapiro                                         6,250                  507,572
-----------------------------------------------------------------------------------------------
Osama Sherif                                           3,125                  346,715
-----------------------------------------------------------------------------------------------
Zbig Biskup                                            3,124                  289,762
-----------------------------------------------------------------------------------------------
Michael Latner                                             0                  207,810
-----------------------------------------------------------------------------------------------

* As represented to LabCorp in the Stockholder Agreements.